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                                  Form 12b-25

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                          NOTIFICATION OF LATE FILING

            /X/  Form 10-KSB for the period ended December 31, 1996


                                     Part I

                        Commission File Number: 0-24058

                          WESTERN COUNTRY CLUBS, INC.
                           (Full name of registrant)

                       1601 N.W. Express Way, Suite 1610
                         Oklahoma City, Oklahoma 73118
               (Address of principal executive office) (Zip code)


                                    Part II

        The subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b). /X/ Yes

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b) The subject annual report will be filed on or before the fifteenth calendar day following the prescribed due date.

(c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached.
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                                    PART III

        As reported in Form 8-K dated January 30, 1997, Western Country Clubs, Inc. (the "Company") dismissed its prior certifying accountants, Causey, Derngen & Moore, Inc., and engaged the firm of Gross, Collins + Cress, P.C., as certifying accountants for the year ending December 31, 1996. As a result of this change and the timing thereof, Gross, Collins + Cress, P.C. has not been able to complete their examination of the Company's financial statements for such period in order to include same in the required annual report for filing by the due date.

        The Company expects that the audit will be completed in a timeframe which will allow the Company's annual report to be filed within the fifteen day extension period.

                                    PART IV

1. Name and Telephone number of person to contact in regard to this notification:

                Ted W. Strickland                       (405) 848-0996
                -----------------                       --------------

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed?
        [X] Yes [ ] No

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

        (Please see Attachment #1 for an explanation of the anticipated change in results of operations of registrant for the years ending December 31, 1995 and 1996.)

                                   SIGNATURE

        Registrant has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                        Western Country Clubs, Inc.

                                            /s/ Ted W. Strickland
March 28, 1997                          -----------------------------------
                                        Ted W. Strickland
                                        Chief Financial Officer

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Form 12b-25
Western Country Clubs, Inc.
March 28, 1997

                                 ATTACHMENT #1

        At December 31, 1996, the Company recognized an impairment of the long-lived assets of its Stampede Club,located in Tucson, Arizona, in the amount of $1,719,818. This impairment, coupled with a decline in operating revenues, resulted in a significant loss from operations for the Company for the period ending December 31, 1996, as compared to the period ending December 1,1995. The schedule as set forth below reflects the comparison of selected preliminary 1996 operating results to 1995 operating results, as previously reported.


Revenues:                            1995            1996
                                     ----            ----

Beverage and food sales         $  5,878,502    $  4,961,467
Admission fees                     1,986,847       2,312,992
Other revenues                       642,709         393,226
                                ------------    ------------
  Total revenues                   8,508,058       7,667,685

Costs and expenses:
Cost of products and services      2,349,097       2,488,218
Depreciation and amortization        642,812         636,806
Interest                             137,059         135,630
General and administrative
 expense                           4,909,189       4,832,476
Consulting fees - related
 parties                              11,400               0
Merger expenses                      117,190               0
Impairment of long-lived assets            0       1,719,818
                                ------------    ------------
  Total costs and expenses         8,166,747       9,812,948
                                ------------    ------------

Income before taxes, minority
 interest, and equity in loss
 of partnership                 $    341,311    $(2,145,263)
                                ============    ============



        Comparison of Provision (Benefit) From Income Taxes and other adjustments to Income Before Taxes, Minority Interest, and Equity in Loss of Partnership, have not yet been determined and are therefore, not provided. The audit for 1996 has not yet been completed; therefore, the above amounts are preliminary amounts only and are subject to adjustment should such become necessary.

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                     [GROSS COLLINS CRESS, P.C. LETTERHEAD]


Form 12b-25
Western Country Clubs, Inc.
March 28, 1996


                                 Attachment #2
                             Accountants Statement

        We were engaged by Western Country Clubs, Inc. to be the Company's independent auditors on January 29, 1997. Due to the timing of the engagement after December 31, 1996, we are unable to complete the Company's audit and issue our report on the Company's financial statements by the annual report's filing due date without unreasonable effort or expense. We anticipate completing our audit and issuing our report in time to allow the filing of the annual report on or before the fifteenth calendar day following the prescribed due date.

                                /s/ GROSS, COLLINS + CRESS, P.C.
                                GROSS, COLLINS + CRESS, P.C.


                                Atlanta, Georgia
                                March 27, 1997